LICENSE AGREEMENT
WITH HDP, INC.

LICENSE AGREEMENT made and entered into as of December 12, 2007 by and between TORVEC, INC., a New York corporation, with offices at 1999 Mount Read Blvd., Building 3, Rochester, New York 14615 (hereinafter “Licensor”) and HDP, Inc., 4670 Hatchery Road, Waterford, Michigan 48329-3633 (hereinafter “Licensee”).

W I T N E S S E T H

WHEREAS, the Licensor represents that it is the exclusive owner of (a) an invention relating to constant velocity joints, namely its Sphere-Gear CV Joint (hereinafter “Invention”),

(b) patents and patents pending, both foreign and domestic, protecting the same and (c) calculations, specifications, engineering and part drawings, CAD/CAM tapes, and other information relating to the design and manufacture of constant velocity joints according to the Invention (hereinafter “Information”), and

WHEREAS, the Licensee desires to incorporate the Invention in a Multifuel Engine to be manufactured and sold by the Licensee in products designed for automotive industry;

NOW, THEREFORE, it is agreed as follows:

1. License. The Licensor grants to the Licensee the unlimited, irrevocable, exclusive worldwide right and license under Patents (hereinafter defined) and Information to incorporate the Invention in its Multifuel Engine and to manufacture, have manufactured, sublicense, use or sell its Multifuel Engine with the Invention as an integral part thereof to the Licensee, it being specifically agreed to and understood that Licensor has not licensed to Licensee and has reserved to itself all rights, title and interest in and to the Invention, Patents and Information in relation to the commercialization of the Invention in all other products in all other markets, including but not limited to the incorporation of the Invention in power trains of passenger cars, trucks, buses, ships, boats, helicopters and all other vehicles not utilizing the Multifuel Engine as well as in all products in all markets incorporating the Invention for all applications as specifically disclosed and claimed in:

(a) United States Patent Nos. 5,878,492 issued March 9, 1999 and 5,613,914 issued

March 25, 1997 and all international and foreign patents and patent applications related thereto;

(b) all patents granted worldwide based upon or corresponding to the patent properties just identified above in subsection (a) of this paragraph 1 or based upon or corresponding to any continuations or divisions thereof or upon any improvements of the Invention which the Licensor now owns and controls or may hereafter own and control (hereinafter “Patents”);

2. Representations of Licensor. The Licensor represents that the Licensor has the right to grant this license, and has not granted to any other person, firm, or corporation any right, license, shop right, or privilege thereunder that would conflict with this License.

3. Patent Prosecution. Licensor will diligently prosecute all domestic and foreign patent applications relating to the Invention.

4. Special Consideration. As part of the consideration for this License Agreement:

(a) Supply of Sphere-Gear CV Joints. Licensor or Licensor’s designee will be Licensee’s exclusive supplier of Sphere-Gear CV Joints of appropriate dimensions and specifications to fit swash-plate mounting structures for Licensee’s Multifuel Engine such Sphere-Gear CV Joints to be provided at appropriately competitive prices for both prototype and production models as requested by Licensee;

(b) Information. The Licensor shall utilize its best efforts to furnish to the Licensee all Information required by Licensee to make full and appropriate use of the Invention in products of its manufacture in accordance with Article l hereof. The Licensee shall not reveal the Invention or any Information to any other entity without the approval of the Licensor. The Licensee is reminded of its obligations under the Confidentiality Agreement between the Parties dated December 12, 2007 and agrees that Licensee will take the same degree of care to protect the Information as Licensee takes to preserve and safeguard its own confidential information.

5. Patents. All Patents, and in view of the germinal nature of the Invention, all patents and letters patent issued on improvements to the Invention conceived or reduced to practice hereafter by the Licensor, the Licensee, or by any other licensee of the Patents, shall be the exclusive property of the Licensor, subject to the license herein granted. The Licensor shall promptly prepare, file, and prosecute, in the name of the Licensor, but at the Licensee’s expense, patents and applications for letters patent of the United States and/or of other countries for all improvements to the Invention made by the Licensee. The Licensee shall, at the request of the Licensor, do all acts necessary for obtaining, sustaining, reissuing, or extending patents or any letters patent based upon improvements to the Invention made by the Licensee and shall give testimony and otherwise provide evidence in cases of interference.

6. License Year. A license year shall be a period of twelve consecutive calendar months starting on November 1, 2007 and ending on October 31, 2008 and each successive period of twelve consecutive calendar months starting on November 1 of one year and ending on October 31 of the following year.

7. Royalties. In consideration for the grant of the license set forth in this Agreement, the Licensee shall pay and deliver to the Licensor:

(a) for each License Year, five percent (5%) of the gross revenues generated by Licensee for each Multifuel Engine sold, licensed and/or otherwise transferred to Licensee’s customers or customers of Licensee’s affiliates during each such License Year. As used herein, an “affiliate” is any entity which by relationship or agreement, directly or indirectly, (i) owns more than fifty percent (50%) of the capital stock of the Licensee or whose capital stock is more than fifty percent (50%) owned by the Licensee, or (ii) shares or is subject to common control or direction of or by Licensee.

(b) with respect to each License Year five percent (5%) of any consideration paid to the Liscensee and/or any of its affiliates by any and all sublicensees of the license in connection with the grant or use of a sublicense of the Multifuel Engine;

8. Payment of Royalties. The Licensee shall at all times keep an accurate account of Multifuel Engines which are the subject of this Agreement during the first three (3) License Years, shall render written statements thereof to the Licensor within 30 days after the end of each of the first three (3) License Years and shall pay to the Licensor with each such statement the amount of all royalties earned during the corresponding License Year. The Licensor shall have the right, at its own expense, to have the Licensee’s books examined and/or audited for the purpose of verifying such royalty statements. In the event that such examination shall reveal a discrepancy in the amount that Licensee has reported and paid of five (5) percent or more than should have been reported and paid, then Licensee agrees that it will immediately pay for the total cost of such examination, together with the amount of the discrepancy plus interest at the rate of five (5) percent per annum on such discrepancy.

Beginning with respect to the fourth (4) License Year and for all subsequent License Years during the term of this Agreement, the Licensee’s yearly obligations set forth in this paragraph shall be converted to an obligation to furnish reports and make payments on a quarterly basis within 15 days after the end of each quarter during a License Year.

9. Consulting Services. As additional consideration for the grant of the license granted herein, Licensee shall provide such consulting services to and/or on behalf of Licensor as Licensor shall request from time to time, such services to be valued at the rate of $75.00 per hour. These services shall include consulting services with respect the commercialization of any and/or all of the Licensor’s automotive technologies as the Licensor may request from time to time that are within the Licensee’s expertise to deliver. It is understood and acknowledged by the parties that the Licensee shall be obligated to render advice upon the request of the Licensor, in good faith and on a best efforts basis, but shall not be obligated to spend any specific amount of time in so doing. It is understood that Clifford R. Carlson shall provide the services called for pursuant this paragraph on behalf of Licensee.

10. Covenants of Licensee. The Licensee covenants that it shall during the term of this Agreement utilize best efforts to exercise the rights and licenses granted pursuant to this Agreement.

11. Term. This Agreement and the rights and licenses granted hereunder shall continue in perpetuity, but Licensee’s obligations to pay royalties to Licensor pursuant to Articles 7 and 8 shall terminate on the earlier of the expiration of the last Patent or last patent or letters patent identified in Articles 1 and 5 above or if no claims of valid Patents cover the manufacture, use or sale of the units by Licensee, subject to the following:

(a) If royalty payments to the Licensor are in arrears for thirty (30) days after the due date(s) as set forth in Article 8, or if the Licensee defaults in performing any of the other provisions of this Agreement and such default continues for a period of thirty (30) days, or if the Licensee is adjudicated a bankrupt or becomes insolvent, or enters into a compromise with creditors, or if a receiver is appointed for it, then the Licensor shall have the right to terminate this Agreement upon giving written notice to the Licensee five days prior to the effective date of termination, and if the cause for such notice is not cured within the five days, then at the expiration of the five days this Agreement and all rights and licenses granted to the Licensee hereunder shall terminate, without prejudice to the Licensor’s right to collect moneys due or to become due under this Agreement, and without prejudice to any other rights of the Licensor.

(b) Upon termination of this Agreement, the Licensee shall duly account to the Licensor for all royalties within ten days of such termination, and shall immediately transfer to Licensor all rights which Licensee may possess in Patents, Information, trade names, trademarks, and improvements relating to the Invention made by the Licensee, and all rights and licenses granted to Licensee pursuant to this Agreement shall immediately terminate.

12. Infringement. The Licensor shall defend, at its own expense, all infringement suits that may be brought against it based on or related to the manufacture, use, or sale of Multifuel Engines or parts thereof based on or using the Invention. In the event any information is brought to the attention of Licensor or Licensee that others without benefit of license are infringing any of the rights granted pursuant to this Agreement, Licensor shall, at its own expense, diligently prosecute all such infringers. In any of the foregoing suits, the Licensee shall, at the expense and at the request of the Licensor, give evidence and execute such documents as the Licensor may require, and the Licensee may, at Licensee’s expense, be represented by counsel of its own choice.

13. No Assignment. The license granted herein may not be sold, assigned, transferred or otherwise alienated for value without the express written consent of the Licensor which consent shall not be unreasonably withheld. For purposes of this Agreement, the term “assignment” shall include any and all transactions, including business combinations, whereby the Licensee itself shall be sold, assigned, transferred or otherwise alienated for value and shall further include all transactions whereby there is a greater than 49% change in the voting and/or beneficial ownership of Licensee.

14. Notice. Any notice or payment required under this Agreement shall be addressed as follows:

To Licensor:

TORVEC, INC.

1999 Mount Read Blvd.

Building 3

Rochester, New York14615

Attention: James Y. Gleasman

Chief Executive Officer

To Licensee:

Steven F. Lowe

HDP, Inc.

4670 Hatchery Road

Waterford, Michigan 48329-3633

with a copy to:

Clifford R. Carlson

16070 Willowshore Drive

Fenton, Michigan 48430

or to such other address as may be provided from time to time by either party hereto to the other. Any notice shall be forwarded by certified mail, return receipt requested, and shall be deemed given on the date received or refused.

15. Miscellaneous

(a) Waiver. No purported waiver by any party of any default by another party of any term or provision contained herein shall be deemed to be a waiver of such term or provision unless the waiver is in writing and signed by the waiving party. No such waiver shall in any event be deemed a waiver of any subsequent default under the same or any other term or provision contained herein.

(b) Entire Agreement. This Agreement sets forth the entire understanding among the parties concerning the subject matter of this Agreement and incorporates all prior negotiations and understandings. There are no covenants, promises, agreements, conditions or understanding, either oral or written, between them relating to the subject matter of this Agreement other than those set forth herein. No representation or warranty has been made by or on behalf of any party to this Agreement (or any officer, director, employee or agent thereof) to induce any other party to enter into this Agreement or to abide by or consummate any transactions contemplated by any terms of this Agreement, except representations and warranties, expressly set forth herein. No alteration, amendment, change or addition to this Agreement shall be binding upon any party unless in writing and signed by the party to be charged.

(c) Joint Preparation. This Agreement is to be deemed to have been prepared jointly by the parties hereto and any uncertainty or ambiguity existing herein, if any, shall not be interpreted against any party, but shall be interpreted according to the application of the rules of interpretation for arm’s length agreements.

(d) No Partnership. Nothing contained in this Agreement shall be deemed or construed by the parties hereto or by any third Person to create the relationship of principal and agent or of partnership or of joint venture.

(e) Captions. The captions and section numbers appearing in this Agreement are inserted only as a matter of convenience. They do not define, limit, construe or describe the scope or intent of the provisions of this Agreement.

(f) Partial Invalidity. If any term or provision of this Agreement or the application thereof to any party or circumstance, shall be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to parties or circumstances, other than those as to which it is held invalid, shall both be unaffected thereby and each term or provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

(g) Governing Law. This Agreement shall be governed and construed by the provisions hereof and in accordance with the laws of the State of New York applicable to agreements to be performed in the State of New York, without giving effect to any conflicts of laws provisions. The parties specifically agree that the jurisdiction and venue with respect to any dispute in any way relating to this Agreement shall lie with the Supreme Court for the Seventh Judicial District located in the County of Monroe, New York.

16. Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Agreement by signing one or more counterparts.

IN WITNESS WHEREOF the parties have executed this Agreement this 12th day of December, 2007.

TORVEC, INC.

by: s/James Y. Gleasman

Chief Executive Officer

HDP, INC.

by: s/Steven F. Lowe

Its: President